Exhibit 99.1

Wearable Devices Announces Mudra Pro, its Next-Generation Product for Advanced AI and XR Devices

Mudra Pro is a high-performance neural sensing platform for decoding human intent designed to support the next era of natural interaction in AI and Spatial Computing

Yokneam Illit, Israel, May 13, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its new product, the Mudra Pro, a next-generation wearable neural sensing platform designed for product managers, developers, researchers, and enterprise innovation teams building advanced AI, extended reality (“XR”), and human-machine interaction systems.

Mudra Pro wristband integrates synchronized electromyography (“EMG”), optical photoplethysmography (“PPG”), and inertial measurement unit (“IMU”) sensors to provide industry-leading physiological state estimation and intent decoding. The streamlined architecture is designed for natural interaction and rapid experimentation across AI-native and spatial computing environments. Mudra Pro introduces a thinner, lighter, and ergonomic hardware design.

Mudra Pro accelerates the development and validation of next-generation human-machine interaction models through synchronized neural, physiological, and motion sensing. Synchronized streams from EMG, PPG, and IMU sensors support analysis of muscle activation, pulse dynamics, motion context, and physiological state estimation. Mudra Pro is powered by an ARM Cortex-M33 processing architecture with embedded sensor fusion capabilities and low-latency Bluetooth Low Energy (BLE) communication.

Mudra Pro is designed for developers, enterprise innovation teams, OEMs, consultants, researchers, and technology partners pursuing immediate AI, XR, and human-machine interaction applications, with particular emphasis on:

●	Data Analytics Platform - Enables capture and analysis of synchronized neural, motion, and physiological data for interaction research, behavioral analytics, and real-world experimentation.

●	Cross-platform XR Interaction - Provides an open framework for building XR and AI interaction experiences across multiple devices and operating systems.

●	Rapid Interaction Prototyping - Accelerates prototyping, testing, and validation of new interaction models through Mudra Studio, supporting rapid creation and demonstration of interaction concepts and working prototypes.

“Mudra Pro uniquely combines neural, physiological, and motion sensing into a single wearable high-performance neural sensing platform, featuring a thinner form factor and a lighter, more flexible architecture,” said Asher Dahan, Chief Executive Officer of Wearable Devices Ltd. “Combined with Mudra Studio, it creates a cutting-edge development environment for innovation teams that share our vision of pioneering the next generation of human-computer interaction through the decoding of human intent.”

Mudra Pro is an outcome of the Company’s ai6 Labs initiative, focused on advancing AI-native technologies through neural sensing, wearable computing, and intent-based interfaces. Additional details regarding launch timing, developer access, and pre-order availability are expected to be announced shortly.

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR. In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected features, functionality, performance, applications and potential benefits of Mudra Pro; the ability of Mudra Pro to support development and validation of AI, XR and human-machine interaction models; the expected benefits of Mudra Studio; our plans regarding launch timing, developer access and pre-order availability; and the potential contribution of Mudra Pro and ai6 Labs to our technology roadmap and business strategy. All statements other than statements of historical facts included in this press release regarding our technologies, products, strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2025, filed on March 12, 2026 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
IR@wearabledevices.co.il